GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com 2 March 2011

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549 United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2009 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 13 August 2010 (the “13 August Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 001-15170) that we filed with the Commission on 1 March 2010.  We responded to the 13 August Comment Letter by letter dated 24 September 2010.  The Staff provided certain additional comments by letter dated 9 November 2010, to which we responded by letter dated 3 December 2010.  The Staff provided an additional comment by letter dated 12 January 2011 (the “12 January Comment Letter”).  We discussed the 12 January Comment Letter with the Staff, including disclosure we proposed including in future Annual Reports on Form 20-F in response to such comment letter, during conference calls (the “Calls”) on 25 January 2011, 15 February 2011 and 25 February 2011.  Representatives of PricewaterhouseCoopers LLP, our independent auditors, and Cleary Gottlieb Steen & Hamilton LLP, our U.S. counsel, also participated in the Calls.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex.  TW8 9GS

Mr. Jim B. Rosenberg, p. 2.

This letter contains our response to the Staff’s comment in the 12 January Comment Letter as discussed during the Calls.  For convenience, we have reproduced the Staff’s comment and provided our response immediately below.

Research and development, page 15

1.
Please refer to prior comment one.  We acknowledge the assertions provided in your response.  However, we continue to believe that historical cost information for research and development projects is meaningful disclosure for investors.  Please disclose this information for each of your key R&D projects for each period presented and to date.  In addition, please reconcile the total of your key R&D projects costs to total R&D expenses for each period presented.  In this regard, please disclose the amounts charged to expense for each period by therapeutic category, or other reasonable category, for all pipeline projects not considered key.

In response to the Staff’s comment, we propose including disclosure substantially similar to the draft disclosure in (i) Annexes A and B to this letter in the “Research and development” section of the “Business review” in future Annual Reports on Form 20-F and (ii) Annex C to this letter in the “Pharmaceutical research and development review” section of the “Business review” in future Annual Reports on Form 20-F.

*                      *                      *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

                Yours sincerely,

                /s/ JS Heslop

                JS Heslop
                Chief Financial Officer

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

[Annex A]	Draft — 2 March 2011

Research and development – Pharmaceuticals

GSK R&D has built one of the strongest, broadest pipelines of potential new medicines in the industry. We believe the pipeline has the potential to deliver value to patients and payers and improve rates of financial return on our R&D investment. Appropriately progressing our pipeline products safely and efficiently to deliver innovative new medicines for patients is the primary goal of our R&D function.

The development of new products typically is a long, expensive and uncertain process, and it is not possible to predict which compounds in development will succeed or fail. The risks inherent in the R&D process are described more fully in the ‘Risk factors’ section, under ‘Risk that R&D will not deliver commercially successful new products’.

GSK allocates its R&D investment with reference to the potential returns available from its target therapeutic markets and the technical and commercial risks associated with products in the pipeline. Those factors are reviewed at each phase of the development process and are central in the decision to proceed to the next stage. Costs incurred at each stage are carefully managed to maximise the likely future return consistent with the Group’s overall objective of increasing its IRR from its R&D activities from its current level, estimated in 2009 to be around 11%, to 14%. The returns generated are, however, primarily determined by the eventual commercial impact of new products as they achieve regulatory approval and are launched.

This projected rate of return includes products launched from 1st January 2007 and compounds in phases IIb and III of the development process. The calculation is based on actual sales from 2007 to 2009 and forecast sales for the relevant products up to 2030, adjusted to reflect expected failure rates, which are broadly in line with standard industry failure rates. The cost base used in this calculation comprises an estimate of attributable R&D costs and actual and projected milestone payments where appropriate. Estimated profit margins, capital investment and working capital requirements are factored into the calculation, based on our historical performance.

Details of the full product development pipeline, made up of both pharmaceutical and vaccine assets, are set out on pages xxx to xxx and the performance of marketed products is discussed in detail under ‘Financial review 2010’ on pages xx to xx.

Discovering potential medicines

Our early stage R&D (drug discovery) seeks to identify the biological targets involved with the development of diseases, and then to create small molecules or biopharmaceuticals that interact with these disease targets. The wealth of scientific discoveries in recent years has made it essential that we are highly selective in where we invest our drug discovery resources; focusing resources on those areas most likely to deliver significant medical advances and returns on investment.

We conducted a re-evaluation of the advances and discoveries in global biomedical science. This led us to exit areas of research we judged unlikely to provide sufficient scientific and therefore financial returns. We have also tried to create an entrepreneurial environment in drug discovery pursuing the best scientific opportunities whether internal or external. We created Discovery Performance Units (DPUs), which are groups of between 5-70 scientists, with each group focusing on one particular disease or pathway and responsible for driving discovery and development of potential new medicines through to early stage clinical trials (up to the completion of Phase lla). There are now nearly 40 DPUs.

Each DPU develops a business plan with specific deliverables and investment covering multiple years. The plans also include areas of opportunity for collaborations with external organisations that could enhance a DPU’s deliverables and return. These can include collaborations with large and small companies and academia. Our internal R&D expertise gives us a strong basis in identifying and forming these collaborations, which in drug discovery are typically in-licensing or option-based collaborations.

The Discovery Investment Board (DIB) reviews the business plans of each DPU. The DIB is responsible for revising the plans, identifying areas for improvement and monitoring DPU delivery against agreed targets and investment. Membership of the DIB comprises senior R&D and commercial management and external individuals with relevant expertise including life science investment experience and understanding of payer perspectives. It is chaired by the SVP of Medicines Discovery and Development.

No individual DPU has annual expenditure of more than 10% of the total annual R&D expenditure.

Delivering these medicines to patients

A compound that advances into late-stage development (typically after Phase IIa) will undergo much larger scale studies in humans to investigate its efficacy and safety further. At the same time, we work at optimising both the compound’s physical properties and its formulation so that it can be produced and delivered efficiently and in sufficient quantities through the manufacturing process. We then convert the results of these activities into a regulatory file for submission to regulatory agencies.

[Annex A]	Draft — 2 March 2011

Medicines Development Teams (MDTs) are small units of six to ten people who have responsibility for a compound through the later stages of development to filing with the regulatory agencies. There are around 30 assets in late-stage development, comprising more than 50 individual projects.

GSK also actively seeks out opportunities to add products to its late-stage portfolio through relationships with other companies. For late-stage assets, these typically take the form of in-licensing or co-promotion arrangements and are most likely to be aligned to existing areas of therapy expertise or investment.

The Product Management Board (PMB), assesses the technical, commercial and investment case for each project to progress in development. The PMB is co-chaired by the Chairman, R&D and the President, North America Pharmaceuticals, and includes the heads of each pharmaceutical region and global manufacturing.

Projects are reviewed by the PMB at certain key decision points: ’Commit to Medicine Development’, ‘Commit to Phase III’ and ‘Commit to File and Launch’. Funding is generally allocated up to the next key decision point, typically between two and four years ahead. The PMB also carries out an annual late-stage funding review, where investment in all projects is reviewed, adjusted if necessary and prioritised.

No individual late-stage project has incurred annual expenditure of more than 10% of the total annual R&D expenditure.

Governance

R&D decisions are overseen by a number of boards. The oversight of strategic issues and overall budget management across R&D is owned by the R&D Executive team (RADEX). DIB and PMB control investment decisions in early and late stage R&D as described above.

The Scientific Advisory Board (SAB) is chaired by the SVP Medicines Discovery and Development and includes a number of external scientific experts. The SAB reviews and challenges the science underlying development programmes and provides advice on related issues to the PMB at the key investment points.

GSK’s Chief Medical Officer, as Chair of the Global Safety Board, is ultimately accountable for oversight of all major decisions regarding patient safety. The Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme and post-launch. Information from GSK clinical trials is widely and easily available at the Clinical Study Register.

[Annex B]	Draft — 2 March 2011

Pipeline summary

We have a full and diverse product development pipeline. All our projects comprising new chemical entities, biological entities or vaccines, new combinations and new indications for existing compounds that are in Phase III, have been filed for approval or have been recently approved are highlighted here. The most advanced status is shown and includes 2010 and 2011 approvals in the USA and EU.

10
assets moved into Phase III

IPX066† , for Parkinson’s disease

1120212† , a MEK inhibitor, for
metastatic melanoma

2118436, a BRaf inhibitor, for
metastatic melanoma

573719 + vilanterol ,
a combination drug
for COPD

1605786† , for
Crohn’s disease

Zoster vaccine, for the prevention
of shingles

2402968† , for Duchenne muscular
dystrophy

migalastat HCI† , for
Fabry disease

1349572† , an integrase inhibitor, for
HIV and as
a fixed dose combination
with Epzicom/Kivexa

2696273† , for adenosine
deaminase severe combined
immune deficiency

6
approvals in USA
or EU

Tyverb/Tykerb, for
first line therapy for hormone receptor
positive breast cancer (USA/EU)

Arzerra, for refractory chronic
lymphocytic leukaemia (EU)

Revolade/Promacta, for idiopathic
thrombocytopaenic purpura (EU)

Duodart/Jalyn, a fixed dose
combination drug for benign prostatic
hyperplasia (USA/EU)

Votrient, for renal
cell cancer (EU)

Prolia, for post-menopausal
osteoporosis (EU)

5
assets terminated
from Phase III
development

Avandamet XR,
for type 2 diabetes

Avandia + statin,
for type 2 diabetes

almorexant, for
primary insomnia

New generation flu
vaccine, for influenza
prophylaxis

Simplirix, for genital herpes
prophylaxis.

  † In-licence or other alliance relationship with a third party

Key:

Phase III

Large comparative study (compound versus
placebo and/or established treatment) in patients to establish clinical benefit and safety.

Filed

Following successful
Phase III trials, we file the product for approval by the regulatory authorities.

Approval

Only when approval is
granted can we begin to
market the medicine or vaccine.

[Annex B]	Draft — 2 March 2011

Our full pipeline is on
pages xxx to xxx.

Therapeutic area	Compound/Vaccine	Indication	Phase III	Filed	Approved
Biopharmaceuticals	albiglutide†	type 2 diabetes	•
Biopharmaceuticals	Arzerra†	chronic lymphocytic leukaemia, first line therapy & use in relapsed patients	•
Biopharmaceuticals	Arzerra†	diffuse large B cell lymphoma (relapsed patients)	•
Biopharmaceuticals	Arzerra†	follicular lymphoma (refractory & relapsed patients)	•
Biopharmaceuticals	otelixizumab†	type 1 diabetes	•
Biopharmaceuticals	Benlysta†	systemic lupus erythematosus		•
Biopharmaceuticals	denosumab†	bone metastatic disease		•
Biopharmaceuticals	Arzerra†	chronic lymphocytic leukaemia (refractory patients)			•
Biopharmaceuticals	Prolia†	hormone ablative/chemotherapy bone loss in prostate cancer patients			•
Biopharmaceuticals	Prolia†	postmenopausal osteoporosis			•
Cardiovascular & Metabolic	darapladib†	atherosclerosis	•
Infectious Diseases	Relenza†	treatment of influenza	•
Neurosciences	IPX066†	Parkinson's disease	•
Neurosciences	Horizant†	restless legs syndrome		•
Neurosciences	Trobalt/Potiga (retigabine/ezogabine)†	epilepsy - partial seizures		•
Oncology	1120212†	metastatic melanoma	•
Oncology	2118436	metastatic melanoma	•
Oncology	Votrient	ovarian cancer, maintenance therapy	•
Oncology	Revolade/Promacta†	chronic liver disease induced thrombocytopaenia	•
Oncology	Revolade/Promacta†	hepatitis C induced thrombocytopaenia	•

[Annex B]	Draft — 2 March 2011

Oncology	Tyverb/Tykerb	breast cancer, adjuvant therapy	•
Oncology	Tyverb/Tykerb	gastric cancer	•
Oncology	Tyverb/Tykerb	head & neck squamous cell carcinoma (resectable disease)	•
Oncology	Votrient	renal cell cancer, adjuvant therapy	•
Oncology	Votrient	sarcoma	•
Oncology	Votrient + Tyverb/Tykerb	inflammatory breast cancer	•
Oncology	Avodart	reduction in the risk of prostate cancer		•
Oncology	Duodart/Jalyn	benign prostatic hyperplasia - fixed dose combination			•
Oncology	Revolade/Promacta†	idiopathic thrombocytopaenic purpura			•
Oncology	Tyverb/Tykerb	breast cancer, first line therapy			•
Oncology	Votrient	renal cell cancer			•
Respiratory & Immuno-inflammation	573719	COPD	•
Respiratory & Immuno-inflammation	573719 + vilanterol (642444)†	COPD	•
Respiratory & Immuno-inflammation	vilanterol (642444)†	COPD	•
Respiratory & Immuno-inflammation	1605786 (CCX282)†	Crohn's disease	•
Respiratory & Immuno-inflammation	Relovair (vilanterol† + 685698)	asthma	•
Respiratory & Immuno-inflammation	Relovair (vilanterol† + 685698)	COPD	•
Paediatric Vaccines	Mosquirix	malaria prophylaxis (Plasmodium falciparum)	•
Paediatric Vaccines	Nimenrix (MenACWY-TT)	Neisseria meningitis groups A, C, W & Y disease prophylaxis		•
Paediatric Vaccines	MenHibrix (Hib-MenCY-TT)	Neisseria meningitis groups C & Y & Haemophilus influenzae type b disease prophylaxis		•
Other Vaccines	Flu vaccine	seasonal influenza prophylaxis	•

[Annex B]	Draft — 2 March 2011

Other Vaccines	Zoster	Herpes Zoster prevention	•
Other Vaccines	Flu (pre-) pandemic†	pre-pandemic & pandemic influenza prophylaxis		•
Other Vaccines	Pumarix†	pandemic influenza prophylaxis		•
Antigen Specific Cancer Immunotherapeutic (ASCI)	MAGE-A3	treatment of melanoma	•
Antigen Specific Cancer Immunotherapeutic (ASCI)	MAGE-A3	treatment of non-small cell lung cancer	•
Rare Diseases	2402968†	Duchenne muscular dystrophy	•
Rare Diseases	2696273†	adenosine deaminase severe combined immune deficiency	•
Rare Diseases	migalastat HCl†	Fabry disease	•
Dermatology	tazarotene foam	acne vulgaris	•
Dermatology	Duac low dose	acne vulgaris		•
Dermatology	calcipotriene	mild to moderate plaque psoriasis			•
Dermatology	itraconazole tablets	onychomycosis			•
Dermatology	Veltin	acne vulgaris			•
HIV	1349572†	HIV infections	•
HIV	1349572† + abacavir sulphate + lamivudine	HIV infections	•

KEY:
† In-licence or other alliance relationship with a third party

[Annex C]	Draft — 2 March 2011

Pharmaceutical research and development review

In 2010, Group R&D expenditure before major restructuring was £3,964 million (2009 – £3,951 million) representing 14.0% of total turnover (2009 – 13.9%). The company expects R&D costs before major restructuring as a percentage of turnover to remain around 14% in 2011.

We are delivering sustained asset progression with 10 new chemical entities and new vaccines entering Phase III since the start of 2010. Seven assets are filed with regulators. Five projects have been terminated from Phase III development, as listed [in Annex B], because of adverse trial results or feedback from regulators. By the end of 2012, we expect Phase III data on around 15 additional assets, including treatments for type 1 and type 2 diabetes, rare diseases and multiple cancer types.

Our pharmaceuticals R&D segment comprises R&D activities for the pharmaceuticals business, excluding vaccines, Consumer Healthcare and other local and central costs. The table below analyses the Group R&D expenditure by these categories.

	2010 £m	2009 £m	2008 £m
Pharmaceuticals - direct project costs	1,432	1,489	1,209
(excl. vaccines) - indirect costs	959	1,056	844
- unallocated costs	563	474	490
Pharmaceuticals R&D	2,954	3,019	2,543
In-market pharmaceutical development	147	81	40
Vaccines	533	524	369
Corporate and other costs	172	177	304
	3,806	3,801	3,256
Consumer Healthcare	158	150	114
R&D before major restructuring	3,964	3,951	3,370
Major restructuring	493	155	170
Total R&D	4,457	4,106	3,540

The proportion of pharmaceuticals R&D investment made in the late-stage portfolio continues to grow from 56% of the direct and indirect costs in 2006 to 61% in 2010.

Sales of new pharmaceutical products launched since 2007 (excluding pandemic flu vaccines) grew by 36% to £1,727 million in 2010 and represented 7% of total pharmaceutical sales.

	2010 £m	2009 £m	2008 £m
Veramyst	193	142	33
Cervarix	242	187	26
Coreg CR	157	161	(3)
Lamictal XR	68	18	>100
Requip XL	148	123	22
Rotarix	235	282	(18)
Synflorix	221	73	>100
Treximet	56	55	2
Tykerb	227	169	34
Others	180	52	>100
	1,727	1,262	36

Investment and pipeline progress in 2010

Globally, over 13,000 people work in R&D, with many of these based in our major R&D centres in the UK, USA, Belgium and China. Over 11,000 people work in pharmaceuticals R&D. In the course of 2010 we managed over 150 projects with trials in humans.

Focusing on returns in pharmaceutical R&D

We have been making fundamental changes to how we allocate our pharmaceutical R&D investment: terminating

[Annex C]	Draft — 2 March 2011

development in areas with low scientific and financial return; dismantling infrastructure; reducing cost and risk through externalising parts of early-stage discovery and directing investment to our late stage pipeline. Progress in 2010 included:

•
In early 2010, we announced our intention to cease discovery research into certain areas of neurology, such as pain and depression, and instead concentrate activities in neurodegenerative and neuroinflammatory diseases where we feel the prospects for successful registration and launch of differentiated medicines are greater. This change led us to exit five R&D centres. In two of the largest of these – Verona, Italy and Zagreb, Croatia – the operations were transferred to external groups thereby preserving the majority of jobs.

•	We have successfully out-licensed and spun off some of the early stage neurology assets in the UK through deals with Convergence Pharmaceuticals and Proximagen Group.

•	Through these changes and other actions we have achieved a reduction in our footprint of 29% since 2006.

•
We continue to increase the external nature of our discovery activities. During 2010 we signed eight new collaborations to access novel discovery, giving us a total of 54 external discovery engines to complement our 38 DPUs.

•
We have streamlined the resourcing of our clinical trials contract research organisations, reducing this from over 100 to just two suppliers. While this provides savings in terms of economies of scale, it will also ensure consistency and rigour in clinical trials around the globe.

•
We combined our Molecular Discovery Research (MDR) and Preclinical Development (PCD) in 2010 to create an end-to-end scientific and technical platform supporting the discovery and development efforts. The remit of this group remains to create the materials and knowledge that enable our R&D to take ideas, generate hypotheses and test them in preclinical and clinical settings and ultimately launch new medicines.

Other developments in pharmaceutical R&D

GSK Rare Diseases was created in 2010 to enable us to focus on this specialised area of drug discovery and development. Opportunities in new treatments for rare diseases are growing as increased scientific (including genetic) understanding allows researchers to identify which rare diseases are most likely to respond to therapeutic intervention. We signed two significant new rare disease alliances this year: with Amicus, for the treatment of Fabry disease, and Fondazione Telethon to research and develop novel stem-cell derived treatments to address rare genetic disorders, using gene therapy carried out on a patient’s own stem cells. These new agreements demonstrate our approach to seeking out innovative medicines that add value for both patients and payers.

This year, we also made progress on our commitment to encourage new research into neglected tropical diseases. Our research centre in Tres Cantos, Spain, released the results of our year-long screening of more than two million compounds in GSK’s chemical library to seek out those that could inhibit the malaria parasite, P. falciparum. We have made all of this data publically available online. More than 80% of the 13,500 molecule structures released are proprietary to GSK, and therefore the information released is entirely new to the research community.